Exhibit 99.1

NEWS RELEASE

Media Contacts:

Al Butkus (816) 467-3616
Media Relations (816) 467-3000

Investor Relations:

Neala Clark (816) 467-3562

AQUILA SETS EXCHANGE OFFER PRICE

FOR ITS OUTSTANDING PREMIUM INCOME EQUITY SECURITIES

        Kansas City, MO. – July 7, 2005 – Aquila, Inc. (NYSE:ILA) today announced that it has accepted for conversion all of its 6.75% Premium Income Equity SecuritiesSM (“PIESSM”) that were tendered pursuant to Aquila’s exchange offer prior to the expiration date at midnight, New York City time on July 6, 2005. A total of 13,642,945 PIES were tendered for conversion, representing 98.90% of the PIES outstanding.

        Holders of the tendered PIES will receive a conversion premium of 1.5896 shares of Aquila common stock per PIES, in addition to the 8.0386 shares of Aquila common stock per PIES that holders will receive upon the optional conversion in accordance with the existing terms and conditions of the PIES. This conversion will result in the issuance of 131.357 million shares of Aquila common stock.

        Based in Kansas City, Missouri, Aquila operates electricity and natural gas distribution utilities serving customers in Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri and Nebraska. The company also owns and operates power generation assets. At March 31, 2005, Aquila had total assets of $4.7 billion. More information is available at www.aquila.com.

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